

Münchener Rück
Munich Re Group

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate
Finance
Attn. Ms. Mary Cascio
100 F Street. NE
Washington, DC 20549

USA





SUPPL

Central Division Group Legal
Queries to Mr. Mörlein

Tel.: +49 (89) 3891-9853
Fax: +49 (89) 3891-79853

Date: 15 November 2006
E-mail: wmoerlein@munichre.com

Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft in München
Exemption under Rule 12g3-2(b) of the Securities Exchange Act of 1934
Registration No. 82 - 34975



Dear Ms. Cascio,

Ref.: Changes on Munich Re's Board of Management

Enclosed please find a copy of Munich Re's press release published on 10 November 2006.

Yours sincerely,

Münchener Rückversicherungs-Gesellschaft

i.V. Gogl   i.V. Mörlein



Person to contact:
Dipl.-Kfm. Rainer Küppers
Head of Central Division: Press
Königinstr. 107, 80802 München
Letters: 80791 München, Germany
Fax: +49 (0) 89/38 91-35 99
Tel.: +49 (0) 89/38 91-25 04
E-mail: rkueppers@munichre.com
http://www.munichre.com

for the press

Munich, 10 November 2006

Changes on Munich Re's Board of Management

In view of the forthcoming retirement of Christian Kluge and Karl Wittmann from the Board of Management at the end of 2006 (cf. press release of 21 July 2006), Munich Re's Supervisory Board decided at its regular meeting today on various changes in the Board of Management's distribution of responsibilities as from 1 January 2007. Mr. Georg Daschner will be taking charge of Eastern European reinsurance business and Corporate Communications (but not Investor Relations or Press), in addition to his existing business area of Northern Europe, Western Europe, Southern Europe and Latin America. On conclusion of the 2006/2007 renewals, Dr. Ludger Arnoldussen's responsibilities — currently Asia, Australasia, Africa — will be expanded by German reinsurance business.

Dr. jur. Heiner Hasford, who will be 60 next year, will by amicable agreement cease to be a member of Munich Re's Board of Management with effect from 28 February 2007, when he will retire. In nearly three decades with the company, Dr. Hasford has played a major part in shaping the development of the Munich Re Group. The Board of Management and the Supervisory Board thank him for his very successful work and his outstanding commitment. Dr. Hasford will continue to be available to Munich Re in an advisory capacity and will, among other things, also maintain the supervisory board memberships that he has assumed in the interest of the Munich Re Group.

Note for editorial departments:
In case of enquiries, please contact Rainer Küppers on +49 (0) 89 38 91-25 04.

Munich, 10 November 2006

Münchener Rückversicherungs–Gesellschaft
signed von Bomhard signed Küppers